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                                                                     Exhibit 2.1


                      SEPARATION AND DISTRIBUTION AGREEMENT


         THIS SEPARATION AND DISTRIBUTION AGREEMENT (the "Agreement") is made as of the ___ day of June, 1998 between PENFORD CORPORATION, a Washington corporation (previously known as PENWEST, LTD.) ("Penford"), and PENWEST PHARMACEUTICALS CO., a Washington corporation ("Penwest").

                                    RECITALS

         WHEREAS, the Board of Directors of Penford has determined that it is in the best interest of Penford and its shareholders to separate the pharmaceutical division of its business from the food and paper division of its business;

         WHEREAS, it is the intention of Penford to contribute to Penwest certain assets and to assign certain liabilities, to transfer certain technology to Penwest and to make other arrangements to establish Penwest as a separate enterprise for the purpose of engaging in research, development and marketing of novel drug delivery technologies and sale and distribution of pharmaceutical excipients (the "Pharmaceutical Business");

         WHEREAS, Penford and Penwest have determined that it is necessary and desirable, on the terms and conditions contemplated hereby, for Penford to distribute to shareholders of Penford the outstanding shares of Penwest Common Stock held by Penford;

         WHEREAS, the Distribution (as defined below) is intended to qualify as a tax-free spin-off under Sections 355 and 368 of the Code (as defined below);

         WHEREAS, Penford and Penwest have further determined that it is necessary and desirable to set forth the principal corporate transactions required to effect the Separation (as defined below) and the Distribution and to set forth other agreements that will govern certain other matters following the Separation and Distribution; and

         WHEREAS, Penford and Penwest are parties to that certain Separation Agreement dated as of November 3, 1997 (the "Separation Agreement"), which shall be canceled and superseded by this Separation and Distribution Agreement, with effect as of November 3, 1997 (the "Effective Date");

         NOW, THEREFORE, in consideration of the mutual covenants and agreements made herein, the parties hereto agree as follows:




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                                    ARTICLE I

                                   DEFINITIONS

         1.1 GENERAL. As used in this Agreement and the Exhibits hereto, the following terms shall have the following meanings:

         ACTION: any action, suit, arbitration, inquiry, proceeding or investigation by or before any court, any governmental or other regulatory or administrative agency or commission or any arbitration tribunal.

         AFFILIATE: affiliate of any Person means a Person that controls, is controlled by, or is under common control with such Person. As used herein, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and polices of such entity, whether through ownership of voting securities or other interests, by contract or otherwise.

         AGENT: the distribution agent to be appointed by Penford to distribute to the shareholders of Penford the shares of Penwest Common Stock held by Penford pursuant to the Distribution.

         ANCILLARY AGREEMENTS: all of the agreements, instruments, understandings, assignments or other arrangements entered into in connection with the transactions contemplated hereby, including, without limitation, the Excipient Supply Agreement, the Services Agreement, the Tax Allocation Agreement, the Employee Benefits Agreement and the Trademark Assignment.

         CODE: the Internal Revenue Code of 1986, as amended.

         COLLABORATIVE AGREEMENTS: include the following agreements:

                  (a) Product Development and Supply Agreement between Penwest, Ltd., a Washington corporation ("Penwest, Ltd.") and Mylan Pharmaceuticals, Inc., a West Virginia corporation ("Mylan") dated August 17, 1994.

                  (b) Sales and Distribution Agreement between Penwest, Ltd. and Mylan dated January 3, 1997.

                  (c) Product Development and Supply Agreement between Penwest, Ltd. and Mylan dated August 3, 1995.

                  (d) Product Development and Supply Agreement between Penwest, Ltd. and Mylan dated March 22, 1996.




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                  (e)      Custom Blending Agreement between Boehringer
                  Ingelheim Pharmaceuticals, Inc. and Penwest, Ltd. dated November 23, 1994.

                  (f) Product Development and Supply Agreement between TIMERx Technologies, a Washington corporation ("TIMERx Technologies") and Kremers Urban Development Company ("Kremers") dated August 30, 1996.

                  (g) Product Development and Supply Agreement between TIMERx Technologies and Kremers dated May 31, 1996.

                  (h) Heads of Agreement and Development Agreement between TIMERx Technologies and Schwarz dated September 20, 1995.

                  (i) Product Development, License and Supply Agreement between TIMERx Technologies and Sanofi Winthrop International S.A., a company incorporated under the laws of France dated February 28, 1997, as amended.

                  (j) The Agreement between Edward Mendell Co., Inc. and Leiras OY dated July 27, 1992.

                  (k) Letter of Consent between TIMERx Technologies and Leiras OY dated May 26, 1995.

                  (l) Letter of Agreement between TIMERx Technologies and Leiras OY dated May 26, 1995.

                  (m) Strategic Alliance Agreement between Penwest Pharmaceuticals Group and Endo Pharmaceuticals Inc., dated September 17, 1997.

         COMMISSION: the Securities and Exchange Commission.

         CONVEYANCE AND ASSUMPTION INSTRUMENTS: collectively, the various agreements, instruments and other documents entered into or to be entered into to effect the transfer, prior to the Distribution Date and in the manner contemplated by this Agreement or any other agreement or document contemplated by this Agreement or otherwise, of Penwest Assets to Penwest (including, without limitation, the intellectual property rights and other assets described in the Information Statement) and the assumption of Penwest Liabilities by Penwest, in both cases relating to the business of Penwest as described in the Information Statement.



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         DISTRIBUTION: the distribution by Penford on a pro rata basis to holders of Penford Common Stock of all of the outstanding shares of Penwest Common Stock owned by Penford on the Distribution Date as set forth in Article IV.

         DISTRIBUTION DATE: August 31, 1998, or such other date as may be set by the Board of Directors of Penford in its sole discretion.

         EFFECTIVE DATE: November 3, 1997.

         EMPLOYEE BENEFITS AGREEMENT: the Employee Benefits Agreement between Penford and Penwest.

         EXCIPIENT SUPPLY AGREEMENT: the Excipient Supply Agreement between Penford and Penwest pursuant to which Penford will manufacture and supply exclusively to Penwest, and Penwest will purchase exclusively from Penford, all of Penwest's requirements for EMDEX and CANDEX.

         EX-DIVIDEND DATE: The trading day on which the Penford Common Stock is first traded on the Nasdaq National Market at a price that does not reflect the value of the Penwest Common Stock held by Penford as set by the Nasdaq National Market.

         EXISTING PENFORD OPTIONS: Options to acquire shares of Penford Common Stock held by employees of Penford and/or its Subsidiaries.

         EMDEX/CANDEX: sugar based (Dextrate) binders.

         EXCHANGE ACT: the Securities Exchange Act of 1934, as amended.

         FORM 10: General Form for Registration of Securities on Form 10, including the Information Statement, pursuant to which all the outstanding Penwest's Common Stock will be registered under the Exchange Act, together with all amendments thereto.

         GOVERNMENTAL APPROVALS: any notices, reports or other filings to be made, or any consents, registrations, approvals, permits or authorizations to be obtained from any Governmental Authority.

         GOVERNMENTAL AUTHORITY: any federal, state, local, foreign or international court, government, department, commission, board, bureau, agency, official or other regulatory, administrative or governmental authority.

         INFORMATION STATEMENT: The Information Statement portion of the
Form 10.




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         LIABILITIES: any and all debts, liabilities and obligations, absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising (unless otherwise specified in this Agreement), including all costs and expenses relating thereto, and those debts, liabilities and obligations arising under any law, rule, regulation, Action, threatened Action, order or consent decree of any Governmental Authority or any award of any arbitrator of any kind, and those arising under any contract, commitment or undertaking.

         PENFORD COMMON STOCK: the Common Stock, par value $1.00 per share, of Penford.

         PENWEST ASSETS:

                  (a) any and all assets that are expressly contemplated by the Penwest Contracts or this Agreement or any other agreement or document contemplated by this Agreement (or any Schedule hereto or thereto) as assets to be transferred to Penwest;

                  (b) any assets reflected in Penwest's balance sheet dated August 31, 1998 as assets of Penwest, subject to any dispositions of such assets subsequent to the date of such balance sheet; and

                  (c) any and all assets owned or held immediately prior to the Distribution Date by Penford that are used primarily in the Pharmaceutical Business. The intention of this clause (c) is only to rectify any inadvertent omission of transfer or conveyance of any assets that, had the parties given specific consideration to such asset as of the date hereof, would have otherwise been classified as a Penwest Asset. No asset shall be deemed to be a Penwest Asset solely as a result of this clause (c) if such asset is within the category or type of asset expressly covered by the subject matter of an Ancillary Agreement.

         PENWEST COMMON STOCK: the Common Stock, par value $0.001 per share, of Penwest, including any associated rights that may be attached to the Common Stock from time to time.

         PENWEST CONTRACTS: the following contracts and agreements to which Penford is a party or by which its assets are bound, whether or not in writing:

                  (a) any supply or vendor contracts or agreements that relate primarily to the Pharmaceutical Business;

                  (b)      the Collaborative Agreements;




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                  (c)      any contract or agreement entered into by Penford or
Penwest that relates primarily to the Pharmaceutical Business;

                  (d) any contract or agreement entered into by Penford or Penwest with any federal, state and local government that relates primarily to the Pharmaceutical Business;

                  (e) any contract or agreement that is otherwise expressly contemplated pursuant to this Agreement or any of the Ancillary Agreements to be assigned to Penwest; and

                  (f) any guarantee, indemnity, representation, warranty or other Liability of Penford in respect of any other Penwest Contract, any Penwest Liability or the Pharmaceutical Business.

         PENWEST EMPLOYEES: Penwest Employees include Penwest's current employees and any other employees who are hired by Penwest prior to the Distribution Date.

         PENWEST LIABILITIES:

                  (a) any and all Liabilities that are expressly contemplated by this Agreement or any other agreement or document contemplated by this Agreement or otherwise (or the Schedules hereto or thereto) as Liabilities to be assumed by Penwest;

                  (b) all Liabilities (other than taxes based on, or measured by reference to, net income), including any Liabilities related to Penwest Employees and product Liabilities, primarily relating to, arising out of or resulting from:

                           (i)      the operation of the Pharmaceutical
Business, as conducted at any time prior to, on or after the Distribution Date (including any Liability relating to, arising out of or resulting from any act or failure to act or any statement made by any director, officer, employee, agent or representatives (whether or not such act or failure to act or statement is or was within such Person's authority); or

                           (ii)     any Penwest Assets (including any Penwest
Contracts);

in any such case whether arising before, on or after the Distribution Date;

                  (c) all Liabilities, excluding any intercompany indebtedness forgiven pursuant to Section 2.5 of this Agreement, reflected as liabilities or obligations of Penwest in its balance sheet, subject to any discharge of such Liabilities subsequent to the date of such balance sheet.




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         PERSON: an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

         RECORD DATE: the close of business on the date to be determined by the Penford Board of Directors as the record date for determining shareholders of Penford entitled to receive shares of Penwest Common Stock.

         SEPARATION: the transfer of the Penwest Assets to Penwest and the assumption by Penwest of the Penwest Liabilities, all as more fully described in this Agreement or any other agreement or document contemplated by this Agreement or otherwise.

         SERVICES AGREEMENT: the Services Agreement between Penford and Penwest providing for, among other things, the provision by Penford to Penwest of certain administrative and other services on a transitional basis.

         SUBSIDIARY: Subsidiary of any Person means any corporation or other organization whether incorporated or unincorporated of which at least a majority of the securities or interests having by the terms thereof ordinary voting power to elect at least a majority of the board of directors or other performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries; provided, however, that no Person that is not directly or indirectly wholly-owned by any other Person shall be a Subsidiary of such other Person unless such other Person controls, or has the right, power or ability to control, that Person.

         TAX ALLOCATION AGREEMENT: the Tax Allocation Agreement between Penford and Penwest, providing for, among other things, the allocation of liabilities with respect to federal, state and local income taxes and the procedures for filing returns with respect to such taxes.

         TRADEMARK ASSIGNMENT: the Trademark Assignment between Penford and Penwest, providing for, among other things the assignment by Penford to Penwest of certain trademarks and related rights.











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                                   ARTICLE II

                                 THE SEPARATION


         2.1      TRANSFER OF ASSETS AND ASSUMPTION OF LIABILITIES.

                  (a) Penford hereby assigns, transfers, conveys and delivers to Penwest, and Penwest hereby accepts from Penford, all of Penford's right, title and interest in all Penwest Assets.

                  (b) Penwest hereby assumes and agrees faithfully to perform and fulfill all the Penwest Liabilities, in accordance with their respective terms. Penwest shall be responsible for all Penwest Liabilities, regardless of when or where such liabilities arose or arise, or whether the facts on which they are based occurred prior to or subsequent to the date hereof, regardless of where or against whom such liabilities are asserted or determined (including any Penwest Liabilities arising out of claims made by Penford's or Penwest's respective shareholders, directors, officers, employees, agents, Subsidiaries or Affiliates against Penford or Penwest) or whether asserted or determined prior to the date hereof.

                  (c) In the event that any time or from time to time (whether prior to or after the Distribution Date), any party hereto, shall receive or otherwise possess any asset that is allocated to any other Person pursuant to this Agreement or any Ancillary Agreement, such party shall promptly transfer, or cause to be transferred, such asset to the Person so entitled thereto. Prior to any such transfer, the Person receiving or possessing such asset shall hold such asset in trust for any such other Person.

         2.2 TERMINATION OF AGREEMENTS. Except as otherwise provided or contemplated in this Agreement, Penwest and Penford hereby terminate any and all agreements, arrangements, commitments or understandings, whether or not in writing, between Penwest and Penford, effective as of the Distribution Date; provided, however, to the extent any such agreement, arrangement, commitment or understanding is inconsistent with any Ancillary Agreement such termination shall be effective as of the date of effectiveness of the applicable Ancillary Agreement. No such terminated agreement, arrangement, commitment or understanding (including any provision thereof which purports to survive termination) shall be of any further force or effect after the Distribution Date (or, to the extent contemplated by the proviso to the immediately preceding sentence, after the effective date of the applicable Ancillary Agreement). Each party shall, at the reasonable request of any other party, take, or cause to be taken, such other actions as may be necessary to effect the foregoing.




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         2.3      DOCUMENTS RELATING TO OTHER TRANSFERS OF ASSETS AND ASSUMPTION
OF LIABILITIES. In furtherance of the assignment, transfer and conveyance of Penwest Assets and the assumption of Penwest Liabilities set forth in Section 2.1(a) and (b), simultaneously with the execution and delivery hereof or as promptly as practicable thereafter, (i) each of Penford and Penwest shall execute and deliver such bills of sale, stock powers, certificates of titles, assignments of contracts and other instruments of transfer, conveyance and assignment as and to the extent necessary to evidence the transfer, conveyance and assignment of all of Penford's right, title and interest in and to the Penwest Assets to Penwest and (ii) Penwest shall execute and deliver to Penford such bills of sale, stock powers, certificates of title, assumptions of contracts and other instruments of assumption as and to the extent necessary to evidence the valid and effective assumption of the Penwest Liabilities by Penwest.

         2.4 ANCILLARY AGREEMENTS. Each of Penford and Penwest will execute and deliver all Ancillary Agreements to which it is a party, including but not limited to:

                  (a) the Excipient Supply Agreement, which will become effective as of the Distribution Date;

                  (b) the Services Agreement, which will become effective as of the Distribution Date;

                  (c) the Tax Allocation Agreement, which will become effective as of the Distribution Date;

                  (d) the Employee Benefits Agreement, which will become effective as of the Distribution Date; and

                  (e) the Trademark Assignment, which became effective as of the Effective Date.

         2.5 FORGIVENESS OF INTERCOMPANY DEBT. Effective immediately prior to the Distribution Date (but except for any indebtedness of Penwest to Penford incurred in connection with an acquisition by Penwest of certain rights relating to the PRUV product from Astra Production Chemicals AB, if any such acquisition as approved in concept by the Board of Directors of Penford on March 4, 1998 (as amended by resolution on May 18, 1998), occurs prior to the Distribution Date), Penford hereby forgives all existing remaining intercompany indebtedness owed by Penwest to Penford in order to provide an appropriate level of working capital and equity at Penwest as it is established as a separate stand alone company. Each of Penford and Penwest shall execute any documents and instruments necessary or appropriate to confirm such loan forgiveness. Penford and Penwest agree that Penford shall treat the loan forgiveness as a contribution to the capital of Penwest in constructive exchange for Penwest Common Stock, provided that no additional shares of Penwest Common Stock shall be issued or issuable in connection with or as a result of such contributions.




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


         2.6 CONSENTS. Each party hereto understands and agrees that no party hereto is, in this Agreement or in any other agreement or document contemplated by this Agreement or otherwise, representing or warranting in any way that the obtaining of any consents or approvals, the execution and delivery of any agreements or the making of any filings or applications contemplated by this Agreement will satisfy the provisions of any or all applicable agreements or the requirements of any or all applicable laws or judgments, it being agreed and understood that the party to which any assets were or are transferred shall bear the economic and legal risk that any necessary consents or approvals are not obtained or that any requirements of laws or judgments are not complied with. Notwithstanding the foregoing, the parties shall use reasonable best efforts to obtain all consents and approvals, to enter into all agreements and to make all filings and applications which may be required for the consummation of the transactions contemplated by this Agreement or any other agreement or document contemplated by this Agreement or otherwise, including, without limitation, all applicable regulatory filings or consents under federal or state laws and all necessary consents, approvals, agreements, filings and applications.

         2.7 REPRESENTATIONS OR WARRANTIES. Each of the parties hereto understands and agrees that no party hereto is, in this Agreement or in any other agreement or document contemplated by this Agreement or otherwise, making any representations or warranties with respect to any assets of such party, except that Penford represents and warrants to the best of its knowledge that the delivery of all Penwest Assets transferred or being transferred to Penwest pursuant to this Agreement or any other Conveyance and Assumption Instruments has vested or will vest good title to such assets in Penwest free and clear of all material liens, mortgages, pledges, security interests, restrictions, prior assignments, encumbrances and claims of any kind or nature whatsoever affecting such assets.

         2.8 COLLABORATIVE AGREEMENTS. In the event that any transfer of Penford's rights to Penwest under any of the Collaborative Agreements would violate or is found to violate the terms of, or result in the loss of rights or imposition of penalty under, any Collaborative Agreement covered thereby, or would not be effective subsequent to the Distribution Date, such transfer shall be deemed null and void and, in lieu thereof, (i) Penford shall retain all rights and fulfill any obligations, at Penwest's expense, it may have to any third party under any such Collaborative Agreement, it being understood that to the extent practicable, Penwest shall fulfill such obligations on Penford's behalf, (ii) Penford shall pay over to Penwest any royalty or other payments it may receive from any third party pursuant to any such Collaborative Agreement and (iii) at the request and expense of Penwest Penford shall use all reasonable best efforts to arrange for the grant by the applicable third party of comparable rights to Penwest.

         2.9 FINANCING AND GUARANTY. Prior to the date on which the Commission declares the Form 10 to be effective, Penwest and Penford will use their reasonable



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best efforts to execute and deliver loan documents relating to certain bank financing on terms approved by their Boards of Directors on June 22, 1998 and June 25, 1998, respectively, including but not limited to Penford's providing its guaranty of certain indebtedness of Penwest for a period before and after the Distribution Date as so approved by the Penford Board which guaranty shall be set forth in such loan documents (the "Guaranty").


                                   ARTICLE III

                                THE DISTRIBUTION

         3.1      THE DISTRIBUTION.

                  (a) Following the completion of the actions and the occurrence of the events set forth in Section 3.2 hereof, or the mutual agreement of Penford and Penwest that one or more of such actions need not be completed or one or more of such events need not occur prior to the Distribution, and provided that this Agreement shall not have been terminated at Penford's election pursuant to Section 8.2, on or prior to the Distribution Date, Penford will deliver to the Agent for the benefit of holders of record of Penford Common Stock on the Record Date, a single stock certificate, endorsed by Penford in blank, representing all of the outstanding shares of Penwest Common Stock then owned by Penford, and shall cause the transfer agent for the shares of Penford Common Stock to instruct the Agent to distribute on the Distribution Date the appropriate number of such shares of Penwest Common Stock to each such holder or designated transferee or transferees of such holder.

                  (b) Subject to Section 3.3 hereof, each holder of Penford Common Stock on the Record Date (or such holder's designated transferee or transferees) shall be entitled to receive, in the Distribution, a number of shares of Penwest Common Stock equal to the number of outstanding shares of Penwest Common Stock owned by Penford on the Record Date multiplied by a fraction, the numerator of which is the number of shares of Penford Common Stock held by such holder on the Record Date, and the denominator of which is the number of shares of Penford Common Stock outstanding on the Record Date.

                  (c) Penwest and Penford, as the case may be, will provide to the Agent all share certificates and any information required in order to complete the Distribution on the basis specified above.

         3.2      ACTIONS AND EVENTS PRIOR TO THE DISTRIBUTION.

                  (a) Penwest shall prepare and file the Form 10, and such amendments or supplements thereto, as may be necessary in order to cause the same



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


to become and remain effective as required by law, including, but not limited to, filing such amendments to the Form 10 as may be required by the Commission or federal or state securities laws. The Form 10 shall have become effective on or prior to the Distribution Date, and there shall be no stop-order in effect with respect thereto.

                  (b) Penford and Penwest shall cooperate in preparing, filing with the appropriate Governmental Authority any documents or statements which are required to reflect the establishment of, or amendments to, any employee benefit and other plans necessary or appropriate in connection with the Separation, the Distribution or the other transactions contemplated by this Agreement or any other agreement or document contemplated by this Agreement or otherwise.

                  (c) Penford and Penwest shall prepare and mail, prior to the Record Date, to the holders of Penford Common Stock, the Information Statement and such other information concerning Penwest, its business, operations and management, the Distribution and such other matters as Penford and Penwest shall reasonably determine and as may be required by law.

                  (d) Penford and Penwest shall take all other actions as may be necessary or appropriate under the securities or blue sky laws of the United States in connection with the Distribution and such actions and filings, where applicable, shall have become effective or been accepted.

                  (e) Penwest shall prepare and file, and shall use its reasonable best efforts to have approved, an application for the listing of the Penwest Common Stock to be distributed in the Distribution on the Nasdaq National Market.

                  (f) A private letter ruling from the Internal Revenue Service (the "Private Letter Ruling") shall have been obtained, and shall continue in effect, or a written opinion from Ernst & Young LLP shall have been delivered, in either case to the effect that, among other things, the Distribution will qualify as a tax-free distribution for federal income tax purposes under Sections 355 and 368 of the Code, and such ruling or opinion shall be in form and substance satisfactory to Penford in its sole discretion.

                  (g) Any material Governmental Approvals and consents necessary to consummate the Distribution shall have been obtained and shall be in full force and effect.

                  (h) No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Distribution shall be in effect and no other event outside the



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


control of Penford shall have occurred or failed to occur that prevents the consummation of the Distribution.

                  (i) The transactions contemplated hereby shall be in compliance with applicable federal and state securities laws.

                  (j) Each of Penwest and Penford shall have received such consents, and shall have received executed copies of such agreements or amendments of agreements, as they shall deem necessary in connection with the completion of the transactions contemplated by this Agreement or any other agreement or document contemplated by this Agreement or otherwise.

                  (k) All action and other documents and instruments deemed necessary or advisable in connection with the transactions contemplated hereby shall have been taken or executed, as the case may be, in form and substance satisfactory to Penford and Penwest.

         3.3 FRACTIONAL SHARES. As soon as practicable after the Distribution Date, Penford shall direct the Agent to determine the number of whole shares and fractional shares of Penwest Common Stock allocable to each holder of record of Penford Common Stock as of the Record Date, to aggregate all such fractional shares and sell the whole shares obtained thereby in open-market transactions in the Agent's sole discretion as to when, how, through which broker-dealer and at what price to make such sales, and to cause to be distributed to each such holder or for the benefit of each such holder, in lieu of any fractional share, such holder's ratable share of the proceeds of such sale, after making appropriate deductions of the amount required to be withheld for federal income tax purposes and after deducting an amount equal to all brokerage charges, commissions and transfer taxes attributed to such sale. Penford and the Agent shall use their reasonable best efforts to aggregate the shares of Penford Common Stock that may be held by any holder of record thereof through more than one account in determining the fractional share allocable to such holder.


                                   ARTICLE IV

                        ACKNOWLEDGEMENT OF MATERIAL FACTS

         4.1 ORGANIZATION. Penford and Penwest acknowledge that each is duly organized, validly existing and in good standing under the laws of the State of Washington, with requisite corporate power to own their properties and assets and to carry on their respective businesses as presently conducted or contemplated.





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


                                    ARTICLE V

                  MISCELLANEOUS LIABILITIES AND INDEMNIFICATION


         5.1 PENWEST LIABILITIES; INDEMNIFICATION. Penwest shall indemnify, defend and hold harmless Penford from and against any and all Liabilities arising out of or resulting from any of the following items (without duplication):

                  (a)      the employment of Penwest Employees;

                  (b)      the business of Penwest and the Penwest Assets;

                  (c) purchase orders, accounts payable, accrued compensation and other accrued Penwest Liabilities and other agreements which relate to the business of Penwest and the Penwest Assets; and

                  (d) any misstatement or omission of a material fact other than misstatements or omissions with respect to Penford based on information supplied in writing by Penford in any documents or filings prepared for purposes of compliance or qualification under applicable securities laws in connection with the Separation or the Distribution and related transactions, including, without limitation, the Form 10.

         5.2 PENFORD LIABILITIES; INDEMNIFICATION. Penford shall indemnify, defend and hold harmless Penwest from and against any and all Liabilities arising out of or resulting from any of the following items (without duplication):

                  (a) the business of Penford and the Liabilities not assumed by Penwest under the terms of this Agreement or any other agreement or document contemplated by this Agreement; and

                  (b) any misstatement or omission of a material fact with respect to Penford based on information supplied in writing by Penford in any documents or filings prepared for purposes of compliance or qualification under applicable securities laws in connection with the Separation or the Distribution and related transactions, including, without limitation, the Form 10.

         5.3      PROCEDURES FOR INDEMNIFICATION OF THIRD PARTY CLAIMS.

                  (a) If any Person entitled to indemnification hereunder (an "Indemnitee") shall receive notice or otherwise learn of the assertion by a Person (including any Governmental Authority) of any claim or of the commencement by any such Person of any Action (collectively, a "Third Party Claim") with respect to which any party (an "Indemnifying Party") may be obligated to provide indemnification to such Indemnitee pursuant to Section 5.1 or 5.2, or any other

Section of this Agreement or any other agreement or document contemplated by this Agreement or otherwise, such Indemnitee shall give such Indemnifying Party written notice thereof within twenty (20) days after becoming aware of such Third Party Claim. Any such notice shall describe the Third Party Claim in reasonable detail. Notwithstanding the foregoing, the failure of any Indemnitee or other Person to give notice as provided in this Section 5.3(a) shall not relieve the Indemnifying Party of its obligations under this Article V, except to the extent that such Indemnifying Party is actually prejudiced by such failure to give notice.

                  (b) An Indemnifying Party may elect to defend (and, unless the Indemnifying Party has specified any reservations or exceptions, to seek to settle or compromise), at such Indemnifying Party's own expense and by such Indemnifying Party's own counsel, any Third Party Claim. Within thirty (30) days after the receipt of notice from an Indemnitee in accordance with Section 5.3(a) (or sooner, if the nature of such Third Party Claim so requires), the Indemnifying Party shall notify the Indemnitee of its election whether the Indemnifying Party will assume responsibility for defending such Third Party Claim, which election shall specify any reservations or exceptions. After notice from an Indemnifying Party to an Indemnitee of its election to assume the defense of a Third Party Claim, such Indemnitee shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, but the fees and expenses of such counsel shall be the expense of such Indemnitee except as set forth in Section 5.3(c).

                  (c) If an Indemnifying Party elects not to assume responsibility for defending a Third Party Claim, or fails to notify an Indemnitee of its election as provided in Section 5.3(b), such Indemnitee may defend such Third Party Claim at the cost and expense (including allocated costs of in-house counsel and other personnel) of the Indemnifying Party.

                  (d) Unless the Indemnifying Party has failed to assume the defense of the Third Party Claim in accordance with the terms of this Agreement, no Indemnitee may settle or compromise any Third Party Claim without the consent of the Indemnifying Party.

                  (e) No Indemnifying Party shall consent to entry of any judgment or enter into any settlement of the Third Party Claim without the consent of the Indemnitee if the effect thereof is to permit any injunction, declaratory judgment, other order or other nonmonetary relief to be entered, directly or indirectly, against any Indemnitee.

         5.4      TAX LIABILITIES. Notwithstanding the provisions of Sections
5.1 and 5.2, all tax Liabilities relating to the business of Penwest and the Penwest Assets including, without limitation, income taxes, franchise taxes, sales taxes, use taxes, payroll taxes and employment taxes, shall be assumed by the party to whom the Liability has been allocated in the Tax Allocation Agreement.

         5.5      ADDITIONAL MATTERS.

                  (a) Any claim on account of a Liability which does not result from a Third Party Claim shall be asserted by written notice given by the Indemnitee to the Indemnifying Party. Such Indemnifying Party shall have a period of thirty (30) days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such thirty
(30)-day period, such Indemnifying Party shall be deemed to have refused to accept responsibility to make payment. If such Indemnifying Party does not respond within such thirty (30)-day period or rejects such claim in whole or in part, such Indemnitee shall be free to pursue such remedies as may be available to such party as contemplated by this Agreement.

                  (b) In the event of payment by or on behalf of any Indemnifying Party to any Indemnitee in connection with any Third Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to any events or circumstances in respect of which such Indemnitee may have the right, defense or claim relating to such Third Party Claim against any claimant or plaintiff asserting such Third Party Claim or against any other person. Such Indemnitee shall cooperate with such Indemnifying Party in a reasonable manner, and at the cost and expense (including allocated costs of in-house counsel and other personnel) of such Indemnifying Party, in prosecuting any subrogated right, defense or claim.

                  (c) In the event of an Action in which the Indemnifying Party is not a named defendant, if either the Indemnitee or Indemnifying Party shall so request, the parties shall endeavor to substitute the Indemnifying Party for the named defendant. If such substitution or addition cannot be achieved for any reason or is not requested, the named defendant shall allow the Indemnifying Party to manage the Action as set forth in this Section and the Indemnifying Party shall fully indemnify the named defendant against all costs of defending the Action (including court costs, sanctions imposed by a court, attorneys' fees, experts' fees and all other external expenses, and the allocated costs of in-house counsel and other personnel), the costs of any judgment or settlement, and the cost of any interest or penalties relating to any judgment or settlement.

         5.6 REMEDIES CUMULATIVE. The remedies provided in this Article V shall be cumulative and shall not preclude assertion by an Indemnitee of any other rights or the seeking of any and all other remedies against any Indemnifying Party.


                                   ARTICLE VI

                       ACCESS TO INFORMATION AND SERVICES


         6.1 PROVISION OF CORPORATE RECORDS. Upon Penwest's request, Penford shall arrange as soon as practicable following the Effective Date for the delivery to Penwest of existing corporate records in the possession of Penford relating to the business of Penwest or assets to be transferred to Penwest, together with all active agreements and active litigation files relating to the businesses of Penwest, except to the extent such items are already in the possession of Penwest. Such records shall be the property of Penwest but shall be available to Penford for review and duplication until Penford shall notify Penwest in writing that such records are no longer of use to Penford.

         6.2 ACCESS TO INFORMATION. From and after the Effective Date, Penford shall afford to Penwest and its authorized accountants, counsel and other designated representatives reasonable access (including using reasonable best efforts to give access to persons or firms possessing information) and duplicating rights during normal business hours to all records, books, contracts, instruments, computer data and other data and information (collectively, "Information") within Penford's possession relating to the businesses of Penwest, insofar as such access is reasonably required by Penwest. Penwest shall afford to Penford and its authorized accountants, counsel and other designated representatives reasonable access (including using reasonable best efforts to give access to persons or firms possessing Information) and duplicating rights during normal business hours to Information within Penwest's possession relating to the business of Penwest prior to the Distribution or to the business of Penford, insofar as such access is reasonably required by Penford. Information may be requested under this Article VI for, without limitation, audit, accounting, claims, litigation and tax purposes, as well as for purposes of fulfilling disclosure and reporting obligations and for performing the transactions contemplated in this Agreement or any other agreement or document contemplated by this Agreement or otherwise.

         6.3 PRODUCTION OF WITNESSES. At all times from and after the Effective Date, each of Penford and Penwest shall use reasonable best efforts to make available to the other, upon written request, its officers, directors, employees and agents as witnesses to the extent that such persons may reasonably be required, in connection with legal, administrative or other proceedings in which the requesting party may from time to time be involved.

         6.4 REIMBURSEMENT. Except to the extent otherwise contemplated by any Ancillary Agreement, a party providing information to the other party under this Article VI shall be entitled to receive from the recipient, upon the presentation of invoices therefor, payments for such amounts, relating to supplies, disbursements and other out-of-pocket expenses, as may be reasonably incurred in providing such information.

         6.5 RETENTION OF RECORDS. For a period of six (6) years following the Effective Date, each of Penford and Penwest shall retain all Information relating to the other as of the Distribution Date, except as otherwise required by law or set forth in an Ancillary Agreement or except to the extent that such Information is in the public domain or in the possession of the other party.

         6.6 CONFIDENTIALITY. Subject to any contrary requirement of law and the right of each party to enforce its rights hereunder in any legal action, each party shall keep strictly confidential, and shall cause its employees and agents to keep strictly confidential, any Information of or concerning the other party which it or any of its agents or employees may acquire pursuant to, or in the course of performing its obligations under, any provisions of this Agreement or any Ancillary Agreement; provided, however, that such obligation to maintain confidentiality shall not apply to Information which (i) at the time of disclosure was in the public domain or (ii) was received by the receiving party from a third party who did not receive such Information from the disclosing party under an obligation of confidentiality.


                                   ARTICLE VII

                                    COVENANTS


         7.1 NASDAQ NATIONAL MARKET LISTING. Penwest hereby agrees to use its reasonable best efforts to effect and maintain the listing of the Penwest Common Stock on the Nasdaq National Market.

         7.2 ANCILLARY AGREEMENTS. The parties agree that they shall comply with and provide all services and take any and all actions required to be provided or taken by the terms of any and all of the Ancillary Agreements following the effectiveness thereof.

         7.3      SHARING OF UTILITIES

                  (a) Penford agrees that Penwest shall be entitled to use and consume, in an amount reasonably required, at Penwest's Cedar Rapids facility certain utilities consisting of natural gas, electricity and steam from Penford's Cedar Rapids facility. Any material change in the provision of such utilities shall require six (6) months prior notice.

                  (b) In connection with the sharing of utilities as described in Section 8.3(a), Penwest will reimburse Penford for its consumption of such utilities based on Penford's total cost for each item and Penwest's fraction of the total consumption.

                  (c) Penford will submit a monthly invoice to Penwest of all amounts owed by Penwest to Penford with respect to utilities consumed by Penwest pursuant to Section 7.3(a). The charges will be due when billed and shall be paid no later than thirty (30) days from the date of billing.

         7.4      NON-COMPETITION

                  (a) From the Effective Date to the longer of (i) five years or (ii) the termination of the Excipient Supply Agreement, neither Penford nor any of its Affiliates shall, directly or indirectly, manufacture, market, sell or distribute for inclusion in any pharmaceutical or nutritional product (including vitamins, minerals and cofactors, but excluding foods) any product having the same or substantially the same form, composition or applications as EMDEX or CANDEX or any similar sugarbased product. From the Effective Date to the longer of (i) five years or (ii) the termination of the Excipient Supply Agreement, neither Penwest nor any of its Affiliates shall, directly or indirectly, manufacture, market, sell or distribute for inclusion in any foods product any product having the same or substantially the same form, composition or applications as EMDEX or CANDEX or any similar sugarbased product.

                  (b) For a period of five years from the Effective Date, neither Penford nor any of its Affiliates shall directly or indirectly recruit or solicit any employee of Penwest or any of its Affiliates, or induce or attempt to induce any employee of Penwest or any of its Affiliates to terminate his or her employment with, or otherwise cease his or her relationship with, Penwest or any of its Affiliates. For a period of five years from the Effective Date, neither Penwest nor any of its Affiliates shall directly or indirectly recruit or solicit any employee of Penford or any of its Affiliates, or induce or attempt to induce any employee of Penford or any of its Affiliates to terminate his or her employment with, or otherwise cease his or her relationship with, Penford or any of its Affiliates.

                  (c)      If any restriction set forth in Sections 7.4 (a) or
(b) is found by any court of competent jurisdiction to be unenforceable because it extends for too long a period of time or over too great a range of activities or in too broad a geographic area, it shall be interpreted to extend only over the maximum period of time, range of activities or geographic area as to which it may be enforceable.

                  (d) The restrictions contained in this Section 7.4 are necessary for the protection of the respective businesses and goodwill of Penwest and Penford and are considered by Penford and Penwest to be reasonable for such purpose. Penford and

Penwest agree that any breach of this Section 7.4 is likely to cause Penwest or Penford, as the case may be, substantial and irrevocable damage and therefore, in the event of any such breach, Penwest or Penford, as the case may be, in addition to such other remedies which may be available, shall be entitled to specific performance and other injunctive relief.

         7.5      STOCK OPTIONS.

                  (a) Each Existing Penford Option, vested and unvested, that is outstanding at the Distribution Date will be adjusted as of the Distribution Date to provide in exchange therefor new options to acquire Penford Common Stock ("Adjusted Penford Options") to option holders other than option holders that will be employed by Penwest as of the Distribution Date ("Penwest Option Holders"), and separately, new options to acquire Penwest Common Stock ("Penwest Options") to Penwest Option Holders. The adjustment will be made by using the per share closing price of Penford Common Stock on the trading day immediately prior to the Ex-Dividend Date (the "Penford Pre-Distribution Price") and the per share closing prices of Penford Common Stock and Penwest Common Stock on the Ex-Dividend Date (the "Penford Post-Distribution Price" and "Penwest Post-Distribution Price", respectively), all as reported by the Nasdaq National Market.

                  (b) The per share exercise price under each Adjusted Penford Option will be determined by multiplying the per share exercise price under the option holder's applicable Existing Penford Option by the Penford Post-Distribution Price and then dividing the result by the Penford Pre-Distribution Price. The number of shares of Penford Common Stock to be covered by such Adjusted Penford Option will be determined by multiplying the number of shares covered by such Existing Penford Option by the Penford Pre-Distribution Price and then dividing the result by the Penford Post-Distribution Price.

                  (c) The per share exercise price under each Penwest Option will be determined by multiplying the per share exercise price under the option holder's applicable Existing Penford Option by the Penwest Post-Distribution Price and then dividing the result by the Penford Pre-Distribution Price. The number of shares of Penwest Common Stock to be covered by such Penwest Option will be determined by multiplying the number of shares covered by such Existing Penford Option by the Penford Pre-Distribution Price and then dividing the result by the Penwest Post- Distribution Price.

                  (d) The boards of directors of both Penford and Penwest, or their respective compensation committees authorized by such board of directors, retain the authority to modify the foregoing adjustment procedure if, in their respective judgments, the closing prices as described above reflect significant disruptive market events that are independent, determinable, and verifiable effects of events other than the Distribution.

                  (e) All other terms and conditions of the Existing Penford Options pursuant to the stock option plans under which the options were originally granted will continue to apply to the Adjusted Penford Options and to the Penwest Options, including the continuation of the remaining portions of their original vesting schedules and ten-year terms.

         7.6 REPRESENTATIVE ON PENWEST BOARD OF DIRECTORS. During any and all periods in which the Guaranty is effective, and subject to the exercise by the Board of Directors of Penwest of its fiduciary duties Penwest will use its reasonable best efforts to assure that at least one person designated by Penford is elected and retained to serve as a director on the Board of Directors of Penwest, including, but not limited to, the inclusion of such person in any slate of nominees for submission to the shareholders of Penwest (unless such person is already serving on the Penwest Board in a directorship that is continuing and not subject to re-election at that time), and the prompt election by the Penwest Board of such a person to fill any vacancy on the Board created by the departure or removal from the Board of any person previously so designated by Penford for such service. The initial such person designated by Penford for service as a director of Penwest is N. Stewart Rogers. Penford may from time to time designate a different person in replacement of Mr. Rogers or his successor, whenever his or her directorship becomes subject to re-election, or should he or she leave the Penwest Board for any reason. Upon the date on which the Guaranty ceases to be effective, the rights provided under this
Section 7.6 shall terminate and the Penford designee shall resign from the Penwest Board.

         7.7      MUTUAL ASSURANCES.

                  (a) In addition to the actions specifically provided for elsewhere in this Agreement or any other agreement or document contemplated by this Agreement or otherwise, Penford and Penwest agree to cooperate with respect to the implementation of this Agreement or any other agreement or document contemplated by this Agreement or otherwise, and to execute such further documents and instruments as may be necessary to consummate and make effective the transactions contemplated by this Agreement or any other agreement or document contemplated by this Agreement or otherwise;

                  (b) Penford and Penwest shall arrange, attend and participate in joint meetings with corporate collaborators, suppliers, customers and others to the extent necessary to assure the orderly transition of the business and assets contemplated hereby, provided that nothing herein shall be deemed to obligate either Penford or Penwest to take any action or reach any understandings which may violate any applicable laws.

                  (c) Penford and Penwest agree to take any reasonable actions necessary in order for the Distribution to qualify as a tax-free distribution pursuant to Sections 355 and 368 of the Code.

                  (d) Penford and Penwest agree that they shall not take any action which could reasonably be expected to prevent the Distribution from qualifying as a tax-free distribution within the meaning of Sections 355 and 368 of the Code or any other transaction contemplated by this Agreement or any other agreement or document contemplated by this Agreement or otherwise which is intended by the parties to be tax-free from failing so to qualify.


                                  ARTICLE VIII

                                   TERMINATION


         8.1 TERMINATION BY MUTUAL CONSENT. This Agreement may be terminated at any time prior to the Distribution Date by the mutual consent of Penford and Penwest.

         8.2 TERMINATION BY PENFORD. Prior to the Record Date, Penford may terminate this Agreement at its election if its Board of Directors determines that the consummation of the Distribution would, in light of the circumstances at the time, not be in the best interests of the shareholders of Penford.

         8.3 OTHER TERMINATION. This Agreement shall terminate if the Distribution Date shall not have occurred on or prior to December 31, 1999.

         8.4 EFFECT OF TERMINATION. In the event of any termination of this Agreement, no party to this Agreement (or any of its directors or officers) shall have any Liability or further obligation to any other party.


                                   ARTICLE IX

                                  MISCELLANEOUS


         9.1 GOVERNING LAW. This Agreement shall be governed by the laws of the State of Washington.

         9.2 CONSTRUCTION. Each provision of this Agreement shall be interpreted in a manner to be effective and valid to the fullest extent permissible under applicable law. The invalidity or unenforceability of any particular provision of this Agreement shall not affect the other provisions of this Agreement which shall remain in full force and effect.

         9.3 COUNTERPARTS. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement.

         9.4 EXHIBITS. Exhibits to this Agreement shall be deemed to be an integral part hereof, and schedules or exhibits to such Exhibits shall be deemed to be an integral part thereof.

         9.5 AMENDMENTS; WAIVERS. This Agreement may be amended or modified only in a writing executed on behalf of Penford and Penwest. No waiver shall operate to waive any further or future act and no failure to object of forbearance shall operate as a waiver.

         9.6 NOTICES. Notices hereunder shall be effective if given in writing and delivered or mailed, postage prepaid, by registered or certified mail to:

                  Penford Corporation
                  777-108th Avenue NE
                  Suite 2390
                  Bellevue, WA 98004-5193
                  Attention: Prior to the Distribution Date to The
                             Chief Financial Officer,
                             thereafter to The President

         or to:

                  Penwest Pharmaceuticals Co.
                  2981 Route 22
                  Patterson, NY 12563-9970
                  Attention: The Chief Executive Officer

         9.7 SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns, provided that this Agreement and the rights and obligations contained herein or in any exhibit or schedule hereto shall not be assignable, in whole or in part, without the prior written consent of the parties hereto and any attempt to effect any such assignment without such consent shall be void.

         9.8 PUBLICITY. Prior to the Distribution, each of Penwest and Penford shall consult with each other prior to issuing any press releases or otherwise making public statements with respect to the Distribution or any of the other transactions contemplated hereby and prior to making any filings with any Governmental Authority with respect thereto.

         9.9 EXPENSES. Except as expressly set forth in this Agreement or in any other agreement or document contemplated by this Agreement or otherwise, whether or not the Distribution is consummated, all third party fees, costs and expenses paid or incurred in connection with the Distribution will be paid by Penford.

         9.10 HEADINGS. The article, section and paragraph headings contained in this Agreement and in the Ancillary Agreements are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement or any Ancillary Agreement.

         9.11 ARBITRATION. Any dispute, controversy or claim arising out of or in connection with this Agreement or any of the Ancillary Agreements (including any questions of fraud or questions concerning the validity and enforceability of this Agreement or any of the Ancillary Agreements or any of the rights herein and therein conveyed), shall be determined and settled by arbitration in Seattle, Washington, pursuant to the rules then in effect of the American Arbitration Association as modified by this paragraph. Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered in any court having competent jurisdiction. The party submitting such dispute shall give written notice to that effect to the other party, stating the dispute to be arbitrated and the name and address of a person designated to act as arbitrator on its behalf. Within fifteen (15) days after such notice, the other party shall give written notice to the first party stating the name and address of a person designated to act as an arbitrator on its behalf. In the event that the second party shall fail to notify the first party of its designation of an arbitrator within the time specified, then the first party shall request the American Arbitration Association to appoint a second arbitrator. The two arbitrators so chosen shall meet within fifteen (15) days after the second arbitrator has been appointed to appoint a third arbitrator. If the two arbitrators are unable to agree on the appointment of a third arbitrator within such fifteen (15) day period, either party may request the American Arbitration Association to appoint a third arbitrator. Each arbitrator appointed hereunder shall be independent of the parties and either party may disqualify an arbitrator who is or is affiliated with a supplier, customer or competitor of either party without the consent of the other party. Each arbitrator shall be reasonably knowledgeable regarding the area or areas in dispute. The arbitrators shall follow substantive rules of law and the Federal Rules of Evidence, require the parties to conduct discovery pursuant to the rules then in effect under the Federal Rules of Civil Procedure in an expeditious manner, cause testimony to be transcribed, and make an award accompanied by findings of fact and a statement of reasons for the decision. All costs and expenses, including attorney's fees, of all parties incurred in any dispute which is determined and/or settled by arbitration pursuant to this paragraph shall be borne by the party determined to be liable in respect of such dispute; provided, however, that if complete liability is not assessed against only one party, the parties shall share the total costs in proportion to their respective amounts of liability so determined. Except where clearly prevented by the area in dispute, both parties agree to continue performing their respective obligations under this Agreement while the dispute is being resolved. Each party, and the arbitrators, shall use their best efforts, subject to reasonable prosecution of the arbitration, court order and disclosure required under securities laws, to keep the subject matter of the arbitration and confidential information of each party confidential, and the arbitrators are authorized to impose such protective orders as they may deem appropriate for such purpose.

         9.12 ENTIRE AGREEMENT. This Agreement contains the full understanding of the parties with respect to the subject matter hereof and supersedes all prior understandings and writings relating thereto. No waiver, alteration or modification of any of the provisions hereof shall be binding unless made in writing and signed by the parties.

         IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.



                                        PENFORD CORPORATION


                                        By:
                                            ----------------------------------

                                        Title:
                                               -------------------------------



                                        PENWEST PHARMACEUTICALS CO.


                                        By:
                                            ----------------------------------

                                        Title:
                                               -------------------------------